Exhibit 17.2

William M. Comegys III

333 Texas Street

Suite 825

Shreveport, Louisiana 71101

November 25, 2013

Central Energy GP LLC

8150 N. Central Expressway,

Suite 1525

Dallas, Texas 75206

To the Board of Directors:

Please accept this letter as formal resignation from my position as (i) a director and of Central Energy GP LLC (the “Company”), (ii) as a member of the Audit Committee, the Compensation Committee and the Conflicts Committee of the Board of Directors of the Company, and (iii) as the Chairman of the Conflicts Committee of the Board of Directors effective upon acceptance of this letter of resignation by the Board of Directors of the Company.

Sincerely,

/s/  William M. Comegys III

William M. Comegys III